Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna”)
200 Burrard Street, Suite 650
Vancouver, BC  V6C 3L6

Item 2:	Date of Material Change

January 23, 2017

Item 3:	News Release

A news release announcing the material change was disseminated on January 23, 2017 through Marketwired and a copy has been filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On January 23, 2017, Fortuna entered into an agreement with a syndicate of underwriters, co-led by Raymond James Ltd., BMO Capital Markets and Scotia Capital Inc. (together, the “Underwriters”) pursuant to which the Underwriters agreed to buy, on a bought deal basis, 10,325,000 common shares of Fortuna (the “Common Shares”) at a price of US$6.30 per Common Share, for total gross proceeds of approximately US$65.0 million (the “Offering”). Fortuna also granted to the Underwriters an over-allotment option (the “Over-allotment Option”) to purchase up to 1,548,750 additional Common Shares. The Over-allotment Option will be exercisable for a period of 30 days following the closing of the Offering.

Item 5:	Full Description of Material Change

On January 23, 2017, Fortuna entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to buy, on a bought deal basis, 10,325,000 Common Shares at a price of US$6.30 per Common Share, for total gross proceeds of approximately US$65.0 million. Fortuna also granted to the Underwriters the Over-allotment Option to purchase up to 1,548,750 additional Common Shares. The Over-allotment Option will be exercisable for a period of 30 days following the closing of the Offering.

Fortuna filed a preliminary short form prospectus dated January 23, 2017 (the “Preliminary Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Preliminary Prospectus will also be filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Fortuna intends that the net proceeds of the Offering will be used for general working capital purposes.

The Offering is expected to close on or about February 9, 2017, subject to customary closing conditions and the  receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza, President and Chief Executive Officer of Fortuna, at (604) 484-4085

Item 9:	Date of Report

January 27, 2017